UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Logistic Properties of the Americas

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G5557R109

(CUSIP Number)

Michael L. Fitzgerald, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York, New York

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON JREP I Logistics Acquisition, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,408,240 (1)
	8.	SHARED VOTING POWER 26,312,000 (1)
	9.	SOLE DISPOSITIVE POWER 25,408,240 (1)
	10.	SHARED DISPOSITIVE POWER 26,312,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,312,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The 26,312,000 ordinary shares, $0.0001 par value per share of the Issuer (the “Ordinary Shares”) beneficially owned by the Reporting Persons were acquired collectively by JREP I Logistics Acquisition, LP (“JREP I”) and Latam Logistic Equity Partners, LLC (“LLEP”) from the Issuer on March 27, 2024 in connection with the transactions contemplated by that certain Business Combination Agreement, dated as of August 15, 2023 among the Issuer and other parties thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), as more fully described in the Issuer’s Registration Statement on Form F-4 that was declared effective on March 12, 2024. JREP I is 28.25% owned by Jaguar Real Estate Partners, LP (“Jaguar”). LLEP is managed by JREP I. JREP I and Jaguar are investment funds managed by JREP GP, LLC (“JREP GP”). JREP GP is managed by Jaguar Growth Partners Group LLC (“JGPG”), the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by JREP I and LLEP. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. For additional information, refer to Item 3 of this Schedule 13D.

(2)	Percent of class calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

1.	NAME OF REPORTING PERSON Jaguar Real Estate Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,312,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,312,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,312,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The Ordinary Shares beneficially owned by the Reporting Persons were acquired collectively by JREP I and LLEP from the Issuer on March 27, 2024 in connection with the transactions contemplated by the Business Combination Agreement. JREP I is 28.25% owned by Jaguar. LLEP is managed by JREP I. JREP I and Jaguar are investment funds managed by JREP GP. JREP GP is managed by JGPG, the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by JREP I and LLEP. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. For additional information, refer to Item 3 of this Schedule 13D.

(2)	Percent of class calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

1.	NAME OF REPORTING PERSON Latam Logistic Equity Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 903,760 (1)
	8.	SHARED VOTING POWER 26,312,000 (1)
	9.	SOLE DISPOSITIVE POWER 903,760 (1)
	10.	SHARED DISPOSITIVE POWER 26,312,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,312,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

(1)	The Ordinary Shares beneficially owned by the Reporting Person were acquired by LLEP from the Issuer on March 27, 2024 in connection with the transactions contemplated by the Business Combination Agreement. LLEP is managed by JREP I. JREP I is an investment fund managed by JREP GP. JREP GP is managed by JGPG, the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by LLEP. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. For additional information, refer to Item 3 of this Schedule 13D.

(2)	Percent of class calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

1.	NAME OF REPORTING PERSON JREP GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,312,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,312,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,312,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	The Ordinary Shares beneficially owned by the Reporting Persons were acquired collectively by JREP I and LLEP from the Issuer on March 27, 2024 in connection with the transactions contemplated by the BCA. JREP I is 28.25% owned by Jaguar. LLEP is managed by JREP I. JREP I and Jaguar are investment funds managed by JREP GP. JREP GP is managed by JGPG, the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by JREP I and LLEP. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. For additional information, refer to Item 3 of this Schedule 13D.

(2)	Percent of class calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

1.	NAME OF REPORTING PERSON Jaguar Growth Partners Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,312,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,312,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,312,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	The The Ordinary Shares beneficially owned by the Reporting Persons were acquired by JREP I and LLEP from the Issuer on March 27, 2024 in connection with the transactions contemplated by the Business Combination Agreement. JREP I is 28.25% owned by Jaguar. LLEP is managed by JREP I. JREP I and Jaguar are investment funds managed by JREP GP. JREP GP is managed by JGPG, the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by JREP I and LLEP. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. For additional information, refer to Item 3 of this Schedule 13D.

(2)	Percent of class calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

1.	NAME OF REPORTING PERSON Gary R. Garrabrant
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,312,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,312,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,312,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	The Ordinary Shares beneficially owned by the Reporting Persons were acquired collectively by JREP I and LLEP from the Issuer on March 27, 2024 in connection with the transactions contemplated by the Business Combination Agreement. JREP I is 28.25% owned by Jaguar. LLEP is managed by JREP I. JREP I and Jaguar are investment funds managed by JREP GP. JREP GP is managed by JGPG, the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by JREP I and LLEP. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. For additional information, refer to Item 3 of this Schedule 13D.

(2)	Percent of class calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

1.	NAME OF REPORTING PERSON Thomas McDonald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,312,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,312,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,312,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	The Ordinary Shares beneficially owned by the Reporting Persons were acquired collectively by JREP I and LLEP from the Issuer on March 27, 2024 in connection with the transactions contemplated by the Business Combination Agreement. JREP I is 28.25% owned by Jaguar. LLEP is managed by JREP I. JREP I and Jaguar are investment funds managed by JREP GP. JREP GP is managed by JGPG, the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by JREP I and LLEP. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. For additional information, refer to Item 3 of this Schedule 13D.

(2)	Percent of class calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the ordinary shares, $0.0001 par value per share (the “Ordinary Shares”), of Logistic Properties of the Americas, a Cayman Islands exempted company limited by shares (the “Issuer”). The Issuer’s principal executive office address is 601 Brickell Key Drive, Suite 700, Miami, FL 33131.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed jointly by: JREP I Logistics Acquisition, LP, a Cayman Islands limited partnership (“JREP I”); Jaguar Real Estate Partners, LP, a Cayman Islands limited partnership (“Jaguar”); Latam Logistic Equity Partners, LLC, a Delaware limited liability company (“LLEP”); JREP GP, LLC, a Delaware limited liability company (“JREP GP”); Jaguar Growth Partners Group LLC, a Delaware limited liability company (“JGPG”); Gary G. Garrabrant; and Thomas McDonald (collectively, the “Reporting Persons”). See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

JREP I is 28.25% owned by Jaguar. LLEP is managed by JREP I. JREP I and Jaguar are managed by JREP GP. JREP GP is managed by JGPG. Gary R. Garrabrant and Thomas McDonald are the managing members of JGPG and they share equally in the voting and investment discretion with respect to the securities held of record by the Issuer and may be deemed to have shared beneficial ownership of the securities held directly by the Issuer. Mr. Garrabrant and Mr. McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly

The address of the principal office of each of the Reporting Persons is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.

JGPG is a holding company for a differentiated, global investment management firm focused on real estate private and public equity in developing and developed markets. The principal business of JGPG, through its direct and indirect subsidiaries and affiliates including JREP I, Jaguar, LLEP and JREP GP is investing in diversified sectors such as retail, logistics, homebuilding, hospitality, healthcare, specialty finance, real estate and technology.

Mr. Garrabrant and Mr. McDonald are Managing Partners of JGPG, whose principal address is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Ordinary Shares pursuant to the transactions contemplated by that certain Business Combination Agreement, dated August 15, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (together with its successors, “LLP”), and, by a joinder agreement, each of the Issuer, Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of the Issuer (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of the Issuer (“Company Merger Sub”) (the “Business Combination”).

On March 27, 2024 (the “Closing”), the Issuer consummated the Business Combination, pursuant to which (i) SPAC Merger Sub merged with and into TWOA, with TWOA surviving the merger (the “SPAC Merger”) and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Mergers (as defined below) (the “Effective Time”) was automatically canceled and deemed no longer outstanding, in exchange for the right of the of each holder thereof to receive a substantially equivalent security of the Issuer’s Ordinary Shares, issued in favor of TWOA shareholders collectively in an aggregate amount of 3,897,747 Ordinary Shares and (ii) Company Merger Sub merged with and into LLP, with LLP surviving the merger (the “Company Merger,” and, together with the SPAC Merger, the “Mergers”) and, in connection therewith, each issued and outstanding security of LLP immediately prior to the Effective Time of the Mergers was automatically cancelled and deemed no longer outstanding, in exchange for the right of each holder thereof to receive Ordinary Shares, issued in favor of LLP shareholders collectively in an aggregate amount of 26,312,000 Ordinary Shares, all upon satisfaction or waiver of the terms and conditions set forth in the Business Combination Agreement, the documents and agreements ancillary to the Business Combination Agreement and in accordance with applicable law (the “Transactions”).

At the time of the Closing, JREP I and LLEP received 25,408,240 and 903,760 Ordinary Shares of the Issuer, respectively, as existing shareholders of LLP.

ITEM 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Mr. Garrabrant and Mr. McDonald are the managing partners of JGPG. Further, Mr. McDonald is expected to be Chair of the Board of Directors of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons acquired the securities set forth in Item 5 for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment opportunity. The Reporting Persons may, from time to time, take such actions regarding their investment in the Issuer as they deem appropriate. These actions may include purchasing or selling securities of the Issuer depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filling of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

ITEM 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a)	The Ordinary Shares beneficially owned by the Reporting Persons was acquired collectively by JREP I and LLEP from the Issuer on March 27, 2024 in connection with the transactions contemplated by the Business Combination Agreement. JREP I is 28.25% owned by Jaguar. LLEP is managed by JREP I. JREP I and Jaguar are investment funds managed by JREP GP. JREP GP is managed by JGPG, the managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds and may be deemed to have shared beneficial ownership of the securities held directly by JREP I and LLEP.

The percentage of the class is calculated based on an aggregate of 31,709,747 Ordinary Shares issued and outstanding as of March 27, 2024.

(b)	JREP I Logistics Acquisition, LP:

(1) Sole Voting Power: 25,408,240

(2) Shared Voting Power: 26,312,000

(3) Sole Dispositive Power: 25,408,240

(4) Shared Dispositive Power: 26,312,000

Jaguar Real Estate Partners, LP:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 26,312,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 26,312,000

Latam Logistic Equity Partners, LLC:

(1) Sole Voting Power: 903,760

(2) Shared Voting Power: 26,312,000

(3) Sole Dispositive Power: 903,760

(4) Shared Dispositive Power: 26,312,000

JREP GP, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 26,312,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 26,312,000

Jaguar Growth Partners Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 26,312,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 26,312,000

Gary R. Garrabrant:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 26,312,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 26,312,000

Thomas McDonald:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 26,312,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 26,312,000

(c) Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Persons has effected any transactions in the Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Voting Agreement

In connection with the Business Combination, JREP I entered into a Voting Agreement (the “Voting Agreement”) with TWOA and LLP, pursuant to which it agreed, among other matters, to vote all of its LLP shares in favor of the Business Combination Agreement and the Transactions, and to otherwise take (or not take, as applicable) certain other actions in support of the Business Combination Agreement and the Transactions and the other matters to be submitted to LLP shareholders for approval in connection with the Transactions, in the manner and subject to the conditions set forth in the Voting Agreement. The Voting Agreement prevented transfers of LLP shares held by JREP I between the date of the Voting Agreement and the date of Closing, with exceptions for permitted transfers to recipients who agreed to comply with the terms of the Voting Agreement.

Lock-Up Agreement

In connection with the Business Combination, JREP I entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with TWOA, and by a joinder agreement, the Issuer, pursuant to which it agreed not to, during the period commencing from the Closing and ending on the 12-month anniversary of the Closing or earlier, if the Issuer consummates a third-party tender offer, stock sale, liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s shareholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property (and, with respect to 50% of such restricted securities, subject to early release if the last trading price of the Ordinary Shares equals or exceeds $12.50 for any 20 trading days within any 30 trading day period commencing at least 180 days after the Closing): (i) lend, offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers, provided that the transferred shares will continue to be subject to the Lock-Up Agreement).

Registration Rights Agreement

In connection with the Business Combination, JREP I and LLEP entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which, among other matters, JREP I and LLEP were granted substantially the same priorities and registration rights that HC PropTech Partners III LLC (the “Sponsor”), and other holders of Ordinary Shares hold under that certain Founder Registration Rights Agreement (as amended), entered into by the Issuer, TWOA, and the Sponsor.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 3, 2024, by and among the Reporting Persons.

Exhibit 99.2	Registration Rights Agreement (incorporated by reference to Exhibit 4.12 to the Issuer’s Shell Company Report on Form 20-F filed on March 29, 2024).

Exhibit 99.3	Voting Agreement (incorporated by reference to Exhibit 4.6 to the Issuer’s Shell Company Report on Form 20-F filed on March 29, 2024).
Exhibit 99.4	Lock-Up Agreement (incorporated by reference to Exhibit 4.7 to the Issuer’s Shell Company Report on Form 20-F filed on March 29, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024	JREP I Logistics Acquisition, LP

/s/ Thomas J. McDonald
	Name:	Thomas J. McDonald
	Title:	Authorized Signatory

Dated: April 3, 2024	Jaguar Real Estate Partners, LP

/s/ Thomas J. McDonald
	Name:	Thomas J. McDonald
	Title:	Authorized Signatory

Dated: April 3, 2024	Latam Logistic Equity Partners, LLC, by its Managing Member, JREP I Logistics Acquisition, LP

/s/ Thomas J. McDonald
	Name:	Thomas J. McDonald
	Title:	Authorized Signatory

Dated: April 3, 2024	JREP GP, LLC

/s/ Thomas J. McDonald
	Name:	Thomas J. McDonald
	Title:	Authorized Signatory

Dated: April 3, 2024	Jaguar Growth Partners Group, LLC

/s/ Thomas J. McDonald
	Name:	Thomas J. McDonald
	Title:	Authorized Signatory

Dated: April 3, 2024		/s/ Gary Garrabrant
GARY R. GARRABRANT

Dated: April 3, 2024		/s/ Thomas J. McDonald
THOMAS J. MCDONALD